Exhibit 3.1

The first two sentences of Section 2 of Article III of the Bylaws of the Corporation are amended to read as follows:

“The number of directors of the corporation shall be no less than 9 nor more than 17. The exact number of directors shall be 14 until changed, within the limits specified above, by a bylaw amending this Section 2, duly adopted by the board of directors or by the shareholders.”